September 12, 2024

Jeffrey Holman
Chief Executive Officer
Healthy Choice Wellness Corp.
3800 North 28th Way
Hollywood, FL 33020

       Re: Healthy Choice Wellness Corp.
           Amendment No. 7 to Registration Statement on Form S-1
           Filed September 11, 2024
           File No. 333-275209
Dear Jeffrey Holman:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 7 to Form S-1 filed September 11, 2024
Exhibits

1. Revise the tax opinion to include counsel's consent to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit, and being named in the registration statement. Please also remove or revise the statement stating that counsel is furnishing this opinion solely to and for the benefit of the transactions and the opinion is not to be relied upon for any other purpose or by any other person without your prior written consent. Investors are entitled to rely upon your opinion.
       Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
 September 12, 2024
Page 2

                     Division of Corporation Finance
                     Office of Trade & Services